APX Group Holdings, Inc.

4931 North 300 West

Provo, UT 84604

801.377.9111 – Phone

801.377.4116 – Fax

November 13, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that APX Group Holdings, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which was filed with the Securities and Exchange Commission on November 13, 2014.

Respectfully submitted,

APX Group Holdings, Inc.

By:	/s/ Todd Pedersen
Name:	Todd Pedersen
Title:	Chief Executive Officer and Director